

March 24, 2011

T J Jesky
EZJR, Inc.
2235 E. Flamingo, Suite 114
Las Vegas, Nevada 89119

> **Re:** **EZJR, Inc.**
> **Registration Statement on Form 10**
> **Amended March 10, 2011**
> **File No. 000-53810**

Dear Mr. Jesky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Forward Looking Statements, page 3

1. Given your disclosure in the last sentence of this section, please tell us why you represent to the public in your Form 10-Q that you make statements pursuant to the statutory "safe harbor."

Special Note to All Investing Shareholders, page 4

2. Regarding your response to prior comments 2 and 3:
   - Please expand your disclosure regarding your affiliates' general investment plan to highlight the extent to which your affiliates have actually transferred ownership or control of their companies, the actual timing of that transfer relative to when the

company began generating substantial revenue or entered into a new business, and how your affiliates have actually profited from their investments in those companies. You also should disclose prominently at the beginning of your business description in this document the extent to which registrants with little or no revenues with which your controlling shareholders were affiliated do not generate substantial revenue from the business that they initially disclosed.

- Please revise your disclosure regarding your affiliates being "given" shares to disclose the extent to which the "dividend" was issued to your affiliates by a company controlled by your affiliates.

- Given the history of your affiliates' involvement with companies that apparently do not generate substantial revenue from the business originally disclosed when those affiliates controlled the companies and the circumstances of EZJR, including that your rights to the technology you say you intend to develop expired two years ago and you apparently have been told repeatedly that the technology could not be developed, it remains unclear why you do not believe that you should disclose prominently that authorities might conclude that any Securities Act registration statements you file would be subject to Rule 419. Therefore, we reissue the last bullet point of prior comment 2.

Risk Factors, page 10

If EZJR'S Business Plan is Not Successful…, page 10

3. In the last paragraph on page 10 you refer to no working capital as of December 31, 2010. Please reconcile to your financial statements on page F-1b which shows negative working capital of $1,575.

4. In the first paragraph on page 11 you refer to the report of your auditors on your financial statements for the period from inception through December 31, 2010. We note that the audit report included on page F-1a is for the years ended June 30, 2009 and 2010 and the period from inception through June 30, 2010. We noted no review or audit report for the interim period financial statements dated December 31, 2010. If this is a typographical error, then please revise to refer to the proper audit period (i.e., June 30, 2010). Otherwise, although you are not otherwise required to file an audit or review report for the interim period, if you continue to refer to the report for the interim period, then you should include that report in the filing.

Related Transactions, page 29

5.   Please disclose in this section the loan and forgiveness mentioned in your response to prior comment 1. Include the amount loaned by each related person, the date of the loan, the interest rate and maturity date of the loan, and the date of the forgiveness. File the agreements documenting the loan transactions.

6.   Please tell us why you have not updated the penultimate paragraph of this section given the updated information in your financial statements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement *from the company* acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Dennis Hult at 202-551-3618 or in his absence, Kaitlin Tillan, Assistant Chief Accountant at 202-551-3664 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

cc (via Fax): Thomas C. Cook, Esq.